EXHIBIT 99.5

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is dated as of this 10th day of April 2024, by and among Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Company”), and OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (collectively, the “Investors,” and each individually, the “Investor”).

WHEREAS, the Company and the Investors are party to that certain Securities Purchase Agreement, dated as of September 21, 2023 (the “Securities Purchase Agreement”) pursuant to which the Investors subscribed for and acquired, and the Company allotted, issued and sold to the Investors, Class A Preferred Shares and a warrant to purchase Ordinary Shares (the “Original Warrant”);

WHEREAS, the parties to this Agreement are simultaneously entering into an amendment to the Securities Purchase Agreement, dated as of the date hereof (the “Amended Purchase Agreement”), whereby the Investors and the Company have agreed to (among other things) amend the Securities Purchase Agreement to provide that the Investors shall withdraw a portion of the Reserve Funds in the Reserve Account as an OIC Reserve Recovery Amount (as such terms are defined in the Securities Purchase Agreement) and shall subscribe such amount for the issuance of Class B Preferred Shares and an additional warrant to purchase Ordinary Shares (the “New Warrant”); and

WHEREAS, the execution of this Agreement is an inducement and a condition precedent to the Amended Purchase Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Certain Definitions.

As used in this Agreement, the following terms shall have the following respective meanings:

“Certificate of Designation” means the certificate of designation dated April 10, 2024, in which the board of directors of the Company, by unanimous resolution, resolved, in accordance with the Company Articles, to designate 50 of the Company’s authorized and unissued preferred shares with a nominal value of $0.0001 per share, as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out therein.

“Class A Preferred Shares” means class A preferred shares with a nominal value of US$0.0001 per share in the capital of the Issuer having the rights set out in the Company Articles.

“Class B Preferred Shares” means class B preferred shares with a nominal value of US$0.0001 per share in the capital of the Issuer having the rights set out in the Certificate of Designation.

“Commission” means the U.S. Securities and Exchange Commission, or any other U.S. federal agency administering the Securities Act and the Exchange Act at the time.

“Company Articles” means the articles of association of the Company as amended by special resolution passed on October 16, 2023, as the same may be amended, modified or supplemented from time to time.

“Convertible Securities” means all then outstanding options, warrants, rights, convertible notes, preferred shares or other securities of the Company directly or indirectly convertible into or exercisable for Ordinary Shares.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Ordinary Shares” means the ordinary shares with a nominal value of US$0.0001 per share in the capital of the Company.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization or governmental agency.

“Preferred Shares” means the Class A Preferred Shares, Class B Preferred Shares, and any other preferred shares designated after the date hereof and having such rights as may be set out in the Company Articles.

“Registrable Securities” means (i) the Ordinary Shares issuable or issued upon conversion of the Preferred Shares of the Company (including all Preferred Shares issuable upon the conversion or exercise of any warrant, right or other security), (ii) the Ordinary Shares issuable or issued upon exercise of the Warrants (as such Warrants may be amended, modified or supplemented from time to time), (iii) all Ordinary Shares or other securities convertible into Ordinary Shares that the Investors currently hold or may hereafter purchase or acquire pursuant to their preemptive rights, rights of first refusal or otherwise, and all Ordinary Shares issued on conversion or exercise of other securities so purchased, and (iv) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such Ordinary Shares (it being understood that for purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); provided, however, that a Registrable Security shall cease to be a Registrable Security when (A) a registration statement covering such Registrable Security has become effective under the Securities Act and such Registrable Security has been disposed of pursuant to such registration statement, (B) such Registrable Security has been disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act, or (C) such Registrable Security has been sold or disposed of in a transaction in which the transferor’s rights under this Agreement are not assigned to the transferee.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

All other capitalized terms not defined herein shall have the meaning set forth in the Amended Purchase Agreement unless otherwise indicated.

1.    Shelf Registration.

The Company shall use its commercially reasonable efforts to file a registration statement with the SEC on Form F-3 or Form S-3 (as applicable) or, if Form F-3 or Form S-3 is not available for use by the Company, on Form F-1 or Form S-1 (as applicable, or any successor form promulgated under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration Statement”), as soon as practicable after the closing of the transactions contemplated by the Amended Purchase Agreement, but in no event later than thirty (30) days after the date of this Agreement, which Shelf Registration Statement shall include all or any part of the Investors’ Registrable Securities requested to be included by such Investors.  The Company shall give notice to all Investors of the intended filing date of the Shelf Registration Statement, and such Investors shall have at least ten (10) days to notify the Company in writing of the number of Registrable Securities such Investor desires to include in the Shelf Registration Statement.  The Company shall use its reasonable best efforts (i) to promptly obtain effectiveness of the Shelf Registration Statement, (ii) to maintain the effectiveness of such registration statement (or any successor or replacement registration statement) at all times following the effective date of such registration statement until such time as all Registrable Securities are sold, and (iii) if the Company is a WKSI at the time any replacement Shelf Registration Statement is filed, to file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “Automatic Shelf Registration Statement”) and promptly file amendments or otherwise supplement such Automatic Shelf Registration Statement to include any additional Registrable Securities not included in the initial registration, to the extent requested in writing by the Investors from time to time while such Automatic Shelf Registration Statement is effective.

2.    Demand Registration.

(a) At any time after the Shelf Registration Statement referred to in Section 1 is effective, one or more Investors may notify the Company that they intend to offer or cause to be offered in an underwritten public offering all or any portion of their Registrable Securities, provided that the aggregate proceeds expected to be received from the sale of securities requested to be included in such underwritten public offering equals or exceeds $10,000,000.  Upon receipt of such request, the Company shall promptly deliver notice of such request to all Investors holding Registrable Securities who shall then have five (5) Business Days to notify the Company in writing of their desire to be included in such underwritten public offering.  The Company shall state such in the written notice and in such event the right of any Person to participate in such registration shall be conditioned upon such Person’s participation in such underwritten public offering and the inclusion of such Person’s Registrable Securities in the underwritten public offering to the extent provided herein.  The Company will use its reasonable best efforts to expeditiously effect the filing of a prospectus supplement or post-effective amendment with respect to the underwritten public offering of all Registrable Securities whose holders request participation in such underwritten public offering, but only to the extent provided for in this Agreement; provided however, that the Company shall not be required to effect an underwritten public offering pursuant to a request under this Section 2 more than three times.  Notwithstanding anything to the contrary contained herein, no request may be made under this Section 2 within ninety (90) days after the effective date of a registration statement or post-effective amendment filed by the Company covering a firm commitment underwritten public offering or, as applicable the filing date of a prospectus supplement related thereto, in which the holders of Registrable Securities shall have been entitled to join pursuant to Section 3 and in which there shall have been included all Registrable Securities as to which registration shall have been requested.  A registration will not count as a requested registration under this Section 2(a) unless and until the registration statement relating to such registration has been declared effective by the Commission or, if such underwritten public offering is pursuant to a post-effective amendment to the Shelf Registration Statement, such post-effective amendment has been declared effective by the Commission, or, if such underwritten public offering is pursuant to a prospectus supplement to the Shelf Registration Statement, such prospectus supplement has been filed with the Commission; provided however, that the participating Investors holding a majority of the Registrable Securities being offered by all participating Investors (a “Participating Majority”) may request, in writing, that the Company withdraw a registration statement or post-effective amendment which has been filed under this Section 2(a) but has not yet been declared effective, and a Participating Majority may thereafter request the Company to reinstate such registration statement or post-effective amendment, if permitted under the Securities Act, or the holders of Registrable Securities may request that the Company file another registration statement (but only to the extent that such Registrable Securities have not already been registered on the Shelf Registration Statement), in accordance with the procedures set forth herein and without reduction in the number of demand registrations permitted under this Section 2(a).

(b) If the managing underwriter of such offering referred to in this Section 2 determines in good faith that the number of securities sought to be offered should be limited due to market conditions, then the number of securities to be included in such underwritten public offering shall be reduced to a number deemed satisfactory by such managing underwriter; provided, that the shares to be included shall be determined in the following order of priority:  (i) Registrable Securities of Investors who requested such registration pursuant to Section 2(a), (ii) Registrable Securities of Investors who did not make the original request for registration, (iii) securities held by any other Persons (other than the holders of Registrable Securities) having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to that certain Registration Rights Agreement, dated as of November 3, 2023, by and among the Company and the holders party thereto (the “Existing Registration Rights Agreement”), (iv) securities held by any other Persons (other than the holders of Registrable Securities) having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to any agreement entered into after the date of this Agreement, (v) securities to be registered by the Company pursuant to such registration statement and (vi)  securities held by persons not having any contractual or other right to include such securities in the registration statement.  If there is a reduction of the number of Registrable Securities pursuant to clauses (i) or (ii), such reduction shall be made on a pro rata basis (based upon the aggregate number of Registrable Securities held by such holders).

(c) With respect to a request for registration pursuant to Section 2(a), the managing underwriter shall be chosen by the holders of a majority of the Registrable Securities to be sold in such offering (which approval will not be unreasonably withheld or delayed).

3.    Piggyback Registration.

If at any time the Company shall determine to (x) prepare and file with the SEC a registration statement for the sale of Ordinary Shares or other equity securities of the Company (other than a registration statement on Form F-4 or Form S-4 (as applicable) or any successor form, or a registration statement on Form S-8 or any successor form), or (y) sell Ordinary Shares or other equity securities of the Company in an underwritten offering pursuant to a registration statement filed with the SEC on Form F-3 or Form S-3 (as applicable) or, if Form F-3 or Form S-3 (as applicable) is not available for use by the Company, on Form F-1 or Form S-1  (as applicable, or any successor form promulgated under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 promulgated under the Securities Act, in each case, either for its own account or for the account of other holders of equity securities in the Company, the Company shall (i) promptly, but no less than ten (10) Business Days prior to the anticipated filing date of the registration statement (in the case of clause (x) above) or such sale (in the case of clause (y) above), give to each Investor written notice thereof and (ii) subject to the limits contained in this Section 3, include in such registration statement or sale, as applicable, all Registrable Securities specified in a written request or requests, made by such Investors; provided, however, that if the Company is advised in writing in good faith by any managing underwriter of the Company’s securities being offered in a public offering pursuant to such registration statement that the amount to be sold by persons other than the Company (collectively, “Selling Stockholders”) is greater than the amount which can be offered without adversely affecting the offering, the Company may reduce the amount offered for the accounts of Selling Stockholders (including such holders of shares of Registrable Securities) to a number deemed satisfactory by such managing underwriter; and provided further, that any shares to be included shall be determined in the following order of priority:

(a) if the registration statement or underwritten public offering is undertaken on behalf of the Company, (i) securities to be registered by the Company pursuant to such registration statement, (ii) Registrable Securities of Investors sought to be included by the holders thereof, (iii) securities held by any other Persons having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to the Existing Registration Rights Agreement, (iv) securities held by any other Persons (other than the holders of Registrable Securities) having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to any agreement entered into after the date of this Agreement, and (v) securities held by persons not having any contractual or other right to include such securities in the registration statement; provided, that, if there is a reduction of the number of Registrable Securities pursuant to clauses (ii) or (iii), such reduction shall be made on a pro rata basis (based upon the aggregate number of securities held by such holders); and

(b) if the registration statement or underwritten public offering is undertaken on behalf of other holders of securities having a contractual right to demand the registration of such securities or inclusion thereof in an underwritten public offering (“Other Holders”), (i) the securities sought to be included by such Other Holders, (ii) the Registrable Securities of Investors sought to be included by the holders thereof, (iii) securities held by any other Persons having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to the Existing Registration Rights Agreement, (iv) securities held by any other Persons (other than the holders of Registrable Securities) having a contractual, incidental “piggy back” right to include such securities in the registration statement pursuant to any agreement entered into after the date of this Agreement, (v) securities to be registered by the Company pursuant to such registration statement and (vi) securities held by persons not having any contractual or other right to include such securities in the registration statement; provided, that if there is a reduction of the number of Registrable Securities pursuant to clauses (i), (ii) or (iii), such reduction shall be made on a pro rata basis (based upon the aggregate number of securities held by such holders).

4.    Registration Procedures.  If and whenever the Company is required by the provisions of this Agreement to use its reasonable best efforts (or such other standard applicable to such provision of this Agreement) to promptly effect the registration of any of its securities under the Securities Act, the Company will:

(a)         use its reasonable best efforts to prepare and file with the Commission a registration statement on the appropriate form under the Securities Act with respect to such securities, which form shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, and use its reasonable best efforts to cause such registration statement to become and remain effective until completion of the proposed offering;

(b)        use its reasonable best efforts to prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the distribution described in such registration statement has been completed and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement whenever the seller or sellers of such securities shall desire to sell or otherwise dispose of the same, but only to the extent provided in this Agreement;

(c)       furnish to each selling holder and the underwriters, if any, such number of copies of such registration statement, any amendments thereto, any documents incorporated by reference therein, the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such selling holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by such selling holder;

(d)        use its reasonable best efforts to register or qualify the securities covered by such registration statement under such other securities or state blue sky laws of such jurisdictions as each selling holder shall request, and do any and all other acts and things which may be necessary under such securities or blue sky laws to enable such selling holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such selling holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

(e)        within a reasonable time before each filing of the registration statement or prospectus or amendments or supplements thereto with the Commission, furnish to counsel selected by the holders of Registrable Securities copies of such documents proposed to be filed, which documents shall be subject to the review of such counsel and the Company shall consider in good faith making any changes requested and shall make such changes in any of the foregoing documents as are legally required prior to the filing thereof, or in the case of changes received from such counsel by filing an amendment or supplement thereto, as the underwriter or underwriters, or in the case of changes received from such counsel relating to such selling holder or the plan of distribution of Registrable Securities, as such counsel reasonably requests prior to the effectiveness of the applicable registration statement;

(f)         promptly notify each selling holder of Registrable Securities, such selling holder’s counsel and any underwriter and (if requested by any such Person) confirm such notice in writing, of the happening of any event which makes any statement made in the registration statement or related prospectus untrue or which requires the making of any changes in such registration statement or prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading; and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)       use its reasonable best efforts to prevent the issuance of any order suspending the effectiveness of a registration statement, and if one is issued use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment;

(h)        if requested by the managing underwriter or underwriters (if any), any selling holder, or such selling holder’s counsel, promptly incorporate in a prospectus supplement or post-effective amendment such information as such Person requests to be included therein, including, without limitation, with respect to the securities being sold by such selling holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the securities to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

(i)       upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, make available to each selling holder, any underwriter participating in any disposition pursuant to a registration statement, and any attorney, accountant or other agent or representative retained by any such selling holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any such Inspector in connection with such registration statement;

(j)         enter into any reasonable underwriting agreement required by the proposed underwriter(s) for the selling holders, if any, and use its reasonable best efforts to facilitate the public offering of the securities;

(k)        furnish to each prospective selling holder a signed counterpart, addressed to the prospective selling holder, of (A) an opinion of counsel for the Company, dated the effective date of the registration statement, and (B) a “comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the accountants’ letter) with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of the Company’s counsel and in accountants’ letters delivered to the underwriters in underwritten public offerings of securities;

(l)         cause the securities covered by such registration statement to be listed on the securities exchange or quoted on the quotation system on which the Ordinary Shares of the Company are then listed or quoted (or if the Ordinary Shares are not yet listed or quoted, then on such exchange or quotation system as the selling holders of Registrable Securities and the Company shall determine);

(m)         otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(n)        otherwise cooperate with the underwriter(s), the Commission and other regulatory agencies and take all actions and execute and deliver or cause to be executed and delivered all documents necessary to effect the registration of any securities under this Agreement; and

(o)       during the period when the prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

5.   Deemed Underwriter.  The Company agrees that, if an Investor or any of its affiliates (each an “Investor Entity”) could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with any registration of the Company’s securities pursuant to this Agreement, and any amendment or supplement thereof (any such registration statement or amendment or supplement a “Investor Underwriter Registration Statement”), then the Company will cooperate with such Investor Entity in allowing such Investor Entity to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof.  In addition, at such Investor’s request, the Company will furnish to such Investor, on the date of the effectiveness of any Investor Underwriter Registration Statement and thereafter from time to time on such dates as such Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to such Investor, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Investor Underwriter Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, including, without limitation, a standard “10b-5” statement for such offering, addressed to such Investor.  The Company will also permit legal counsel to such investor to review and comment upon any such Investor Underwriter Registration Statement at least five business days prior to its filing with the SEC and all amendments and supplements to any such Investor Underwriter Registration Statement within a reasonable number of days prior to their filing with the SEC and not file any Investor Underwriter Registration Statement or amendment or supplement thereto in a form to which such Investor’s legal counsel reasonably objects.

6.    Expenses.  All expenses incurred by the Company or the Investors in effecting the registrations provided for in Sections 2, 3 and 4, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, fees and disbursements of one counsel for the Investors participating in such registration as a group (selected by the holders of a majority of the Registrable Securities that are being registered in such registration), underwriting expenses (other than fees, commissions or discounts), expenses of any audits incident to or required by any such registration and expenses of complying with the securities or blue sky laws of any jurisdictions (all of such expenses referred to as “Registration Expenses”), shall be paid by the Company.

7.    Indemnification.

(a) The Company shall indemnify and hold harmless each Investor, and the respective officers, directors, partners (including partners of partners and shareholders of such partners), employees, representatives and agents of each Investor, and each Person, if any, who controls (within the meaning of the Securities Act) an Investor, each underwriter (as defined in the Securities Act), and directors, officers, employees and agents of any of them, and each other Person who participates in the offering of such securities and each other Person, if any, who controls (within the meaning of the Securities Act) such seller, underwriter or participating Person (individually and collectively, the “Indemnified Person”) against any losses, claims, damages or liabilities (collectively, the “liability”), joint or several, to which such Indemnified Person may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus used in connection with any offering, including but not limited to, any free writing prospectus used by the Company, the underwriters or the Investors, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of the Securities Act, any state securities or “blue sky” laws or any sale or regulation thereunder in connection with such registration, or (iv) any information provided by the Company or at the instruction of the Company to any Person participating in the offer at the point of sale containing any untrue statement or alleged untrue statement of any material fact or omitting or allegedly omitting any material fact required to be included in such information or necessary to make the statements therein not misleading.  Except as otherwise provided in Section 7(d), the Company shall reimburse each such Indemnified Person in connection with investigating or defending any such liability; provided, however, that the Company shall not be liable to any Indemnified Person in any such case to the extent that any such liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary or final prospectus, or amendment or supplement thereto, free writing prospectus, or other information, in reliance upon and in conformity with information furnished in writing to the Company by such Person specifically for use therein; and provided further, that the Company shall not be required to indemnify any Person against any liability arising from any untrue or misleading statement or omission contained in any preliminary prospectus if such deficiency is corrected in the final prospectus or for any liability which arises out of the failure of any Person to deliver a prospectus as required by the Securities Act regardless of any investigation made by or on behalf of such Indemnified Person and shall survive transfer of such securities by such seller; and provided, further that, the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b) Each Investor holding any securities included in such registration being effected shall indemnify and hold harmless each other selling holder of any securities, the Company, its directors and officers, employees and agents, each underwriter and each other Person, if any, who controls (within the meaning of the Securities Act) the Company or such underwriter (individually and collectively also the “Indemnified Person”), against any liability, joint or several, to which any such Indemnified Person may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or actions in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which securities were registered under the Securities Act at the request of such selling Investor, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus used in connection with such offering, including but not limited to, any free writing prospectus used by the Company, the underwriters, the Investors, or (ii) any omission or alleged omission by such selling Investor to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any information provided at the instruction of the Company to any Person participating in the offer at the point of sale containing any untrue statement or alleged untrue statement of any material fact or omitting or allegedly omitting any material fact required to be included in such information or necessary to make the statements therein not misleading, in the case of (i), (ii) and (iii) to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto, free writing prospectus, or other information, in reliance upon and in conformity with information furnished in writing to the Company by such selling Investor specifically for use therein.  Such selling Investor shall reimburse any Indemnified Person for any legal fees incurred in investigating or defending any such liability; provided, however, that in no event shall the liability of any Investor for indemnification under this Section 7 in its capacity as a seller of Registrable Securities exceed the lesser of (i) that proportion of the total of such losses, claims, damages, expenses or liabilities indemnified against equal to the proportion of the total securities sold under such registration statement which is being held by such Investor, or (ii) the amount equal to the proceeds to such Investor of the securities sold in any such registration; and provided further, however, that no selling Investor shall be required to indemnify any Person against any liability arising from any untrue or misleading statement or omission contained in any preliminary prospectus if such deficiency is corrected in the final prospectus or for any liability which arises out of the failure of any Person to deliver a prospectus as required by the Securities Act.

(c) Indemnification similar to that specified in Sections 7(a) and (b) shall be given by the Company and each selling holder (with such modifications as may be appropriate) with respect to any required registration or other qualification of their securities under any federal or state law or regulation of governmental authority other than the Securities Act.

(d) In the event the Company, any selling holder or other Person receives a complaint, claim or other notice of any liability or action, giving rise to a claim for indemnification under Sections 7(a), (b) or (c) above, the Person claiming indemnification under such paragraphs shall promptly notify the Person against whom indemnification is sought of such complaint, notice, claim or action, and such indemnifying Person shall have the right to investigate and defend any such loss, claim, damage, liability or action.

(e) If the indemnification provided for in this Section 7 for any reason is held by a court of competent jurisdiction to be unavailable to an Indemnified Person in respect of any losses, claims, damages expenses or liabilities referred to therein, then each indemnifying party under this Section 7, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, the Investor or Investors and the underwriters from the offering of Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, the other Investors and the underwriters in connection with the statements or omissions which resulted in such losses, claims, damages expenses or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company, the Investors and the underwriters shall be deemed to be in the same respective proportions that the net proceeds from the offering (before deducting expenses) received by the Company, the Investors, and the underwriting discount received by the underwriters, in each case as set forth in the table on the cover page of the applicable prospectus, bear to the aggregate public offering price of the Registrable Securities.  The relative fault of the Company, the Investors and the underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Investors, or the underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Investors and the Underwriters agree that it would not be just and equitable if contribution to this Section 7 were determined by pro rata or per capita allocation or by any other method of allocation which does not take account the equitable considerations referred to in the immediately preceding paragraph.  In no event, however, shall an Investor be required to contribute under this Section 7(e) in excess of the lesser of (i) that proportion of the total of such losses, claims, damages expenses or liabilities indemnified against equal to the proportion of the total Registrable Securities sold under such registration statement which are being sold by such Investor or (ii) the net proceeds received by such Investor from its sale of Registrable Securities under such registration statement.  No Person found guilty of fraudulent representation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

(f) The amount paid by an indemnifying party or payable to an Indemnified Person as a result of the losses, claims, damages, expenses and liabilities referred to in this Section 7 shall be deemed to include, subject to limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim, payable as the same are incurred.  The indemnification and contribution provided for in this Section 7 will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified parties or any other officer, director, employee, agent or controlling person of the indemnified parties.  No indemnifying party, in the defense of any such claim or litigation, shall enter into a consent or entry of any judgment or enter into a settlement without the consent of the Indemnified Person, which consent will not be unreasonably withheld or delayed.

8.    Compliance with Rule 144.  For so long as the Company (i) has a class of securities registered under Section 12 of the Exchange Act or (ii) files reports under Section 13 or 15(d) of the Exchange Act, the Company will use its reasonable best efforts to file with the Commission such information as is required under the Exchange Act for so long as there are holders of Registrable Securities; and in such event, the Company shall use its reasonable best efforts to take all action as may be required as a condition to the availability of Rule 144 under the Securities Act (or any comparable successor rules).  The Company shall furnish to any holder of Registrable Securities upon request a written statement executed by the Company as to the steps it has taken to comply with the current public information requirement of Rule 144 (or such comparable successor rules).  Subject to the limitations on transfers imposed by this Agreement, the Company shall use its reasonable best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144 under the Securities Act, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities.

9.   Rule 144A Information.  The Company shall, upon written request of any Investor, provide to such Investor and to any prospective institutional transferee of the Ordinary Shares designated by such Investor, such financial and other information as is available to the Company or can be obtained by the Company without material expense and as such Investor may reasonably determine is required to permit such transfer to comply with the requirements of Rule 144A promulgated under the Securities Act.

10. Amendments.  The provisions of this Agreement may be amended, and the Company may take any action herein prohibited or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of a majority of the Registrable Securities, provided that any rights given to any party hereto may be waived by such party hereto on such party’s own behalf, without the consent of any other party; provided further that notwithstanding the foregoing, any amendment or modification to this Agreement that is disproportionate and adverse in any material respect to any individual Investor as compared to the other Investors shall require the written consent of such disproportionately and adversely impacted Investor.  For the purposes of this Agreement and all agreements executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof.

11.  Postponement.  Subject to the restrictions in this Section 11, the Company may suspend sales under a Shelf Registration Statement for a reasonable period of time, if the filing or use of such Shelf Registration Statement would require (i) a special audit, (ii) the filing of a post-effective amendment to the Shelf Registration Statement subject to review by the Commission, rendering the information in the Shelf Registration Statement outdated or incomplete or (iii) the disclosure of a material impending transaction or other matter and the Company’s Board of Directors determines reasonably and in good faith that such disclosure would have a material adverse effect on the Company (a “Black Out Period”).  Upon notice of the existence of a Black Out Period from the Company to any Investor or Investors, such Investor or Investors shall refrain from selling their Registrable Securities under such registration statement until such Black Out Period has ended; provided, however, that the Company shall not impose a Black Out Period more than twice during any period of twelve (12) consecutive months and in no event shall such Black Out Period exceed seventy-five (75) days.

12.  Market Stand-Off.  Each Investor agrees, that if requested by the Company and an underwriter of Registrable Securities of the Company in connection with any public offering of the Company in which the Investor is given an opportunity to participate, not to directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares held by it for such period, not to exceed ninety (90) days following the effective date of the relevant registration statement or post-effective amendment thereto in connection with any public offering of Registrable Securities or completion of an underwritten offering pursuant to a prospectus supplement, as such underwriter shall specify reasonably and in good faith, provided, however, that all officers and directors of the Company and all 5% or greater stockholders of the Company enter into similar agreements.  Notwithstanding anything in this Agreement, (i) none of the provisions of this Agreement shall in any way limit any Investor from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business, and (ii) the restrictions contained in this Agreement shall not apply to Registrable Securities acquired by any Investor Entity following the effective date of the first registration statement of the Company covering Registrable Securities to be sold on behalf of the Company in an underwritten public offering.

13.  Transferability of Registration Rights.  The registration rights set forth in this Agreement are transferable to each transferee of Registrable Securities.  Each subsequent holder of Registrable Securities must consent in writing to be bound by the terms and conditions of this Agreement in order to acquire the rights granted pursuant to this Agreement.

14.  Rights Which May Be Granted to Subsequent Investors.  Other than permitted transferees of Registrable Securities under this Section, the Company shall not, without the prior written consent of holders of a majority of the Registrable Securities, (a) allow purchasers of the Company’s securities to become a party to this Agreement or (b) grant any other registration rights other than any incidental or so called piggyback registration rights to any third parties that are not inconsistent with the terms of this Agreement.

15.  Damages.  The Company recognizes and agrees that each holder of Registrable Securities will not have an adequate remedy if the Company fails to comply with the terms and provisions of this Agreement and that damages will not be readily ascertainable, and the Company expressly agrees that, in the event of such failure, it shall not oppose an application by any holder of Registrable Securities or any other Person entitled to the benefits of this Agreement requiring specific performance of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this Agreement.

16.  Miscellaneous.

(a)          Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (with all fees prepaid and receipt requested); (c) on the date sent by e-mail, which e-mail shall include a subject line referencing the subject of the notice, request, consent, claim, demand, waiver or other communication contained therein or attached thereto, if sent (with no auto-generated undeliverable reply message sent) prior to 5:00 p.m., New York City time on a Business Day, and on the next Business Day if sent (with confirmation of transmission) on a day other than a Business Day or after 5:00 p.m., New York City time on a Business Day; or (d) on the third day after the date mailed, by certified or registered mail (with return receipt requested and postage prepaid).  Such communications must be sent to the respective parties hereto at the addresses indicated below (or at such other address for any party hereto as shall be specified in a notice given in accordance with this Section 16):

if to the Company, to:

Carbon Revolution Public Limited Company
Ten Earlsfort Terrace
Dublin 2, D02 T380, Ireland
E-mail: connor.manning@arthurcox.com
Attention: Connor Manning

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
620 Eighth Avenue

New York, New York 10018
E-mail: jletalien@goodwinlaw.com; jarel@goodwinlaw.com
Attention: Jeffrey Letalien; Jocelyn Arel

if to the Holders, to:

OIC Structured Equity Fund I GPFA Range, LLC
OIC Structured Equity Fund I Range, LLC
292 Madison Avenue, Suite 2500
New York, NY 10017
Email:  Team_Range@OIC.com; CLE@OIC.com
Attention: Equity Team

with a copy to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
E-mail: jeffrey.greenberg@lw.com; ryan.maierson@lw.com
Attention:  Jeffrey Greenberg; Ryan Maierson

(b)        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c)        Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)        Counterparts This Agreement may be executed in one or more counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including .pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and to be valid and effective for all purposes.

(e)         Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable in any jurisdiction, such illegality, invalidity or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

(f)        Entire Agreement.  This Agreement, the Warrants, the Securities Purchase Agreement, the Company Articles and any other documents delivered pursuant hereto or thereto in connection herewith, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed as of the date first set forth above.

COMPANY:

Carbon Revolution Public Limited Company

By:	/s/ Jacob Dingle
Name: Jacob Dingle
Title: Director

INVESTORS:

OIC STRUCTURED EQUITY FUND I RANGE, LLC

By: OIC Structured Equity Fund I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC

By: OIC Structured Equity Fund I GPFA, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager